Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Better U, Inc.
8921 Sunset Blvd
West Hollywood, CA 90069
https://betterucare.com/

Up to $1,234,988.82 in Class B Common Stock at $5.21
Minimum Target Amount: $123,998.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Better U, Inc.
Address: 8921 Sunset Blvd, West Hollywood, CA 90069
State of Incorporation: DE
Date Incorporated: June 08, 2021

Terms:

Equity

Offering Minimum: $123,998.00 | 23,800 shares of Class B Common Stock
Offering Maximum: $1,234,988.82 | 237,042 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $5.21
Minimum Investment Amount (per investor): $244.87

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

All current Better U clients and VIP invited guests are eligible for 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 72 hours and receive 5% bonus shares

Early Bird 2: Invest $25,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 3: Invest $50,000+ within the first 2 weeks and receive 20% bonus shares

Flash Perk 1: Invest $1,000+ between Day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $10,000+ between Day 60 - 65 and receive 7% bonus shares

Amount-Based Perks

Copper: Invest $1,000+ and receive 2% bonus shares, a group investor call with the executive management team, and a BrainBox welcome kit (Includes a shirt, glasses, brain box journal, and meditation mask).

Bronze: Invest $5,000+ and receive 5% bonus shares, BrainBox welcome kit (includes a shirt, glasses, brain box journal, and meditation mask), a group investor call with the executive management team, and a 20% discount on a treatment package for you or a loved one.

Silver: Invest $10,000+ and receive 10% bonus shares, BrainBox welcome kit (includes a shirt, glasses, brain box journal, and meditation mask) 1 on 1 30 minute Zoom video call with the CEO, and a 50% discount on a treatment package for you or a loved one.

Gold: Invest $20,000+ and receive 12% bonus shares, BrainBox welcome kit (Includes a shirt, glasses, brain box journal, and meditation mask) 1 on 1 30 minute Zoom video call with the CEO, and a 99% discount on a treatment package for you or a loved one.

Platinum: Invest $50,000+ and receive 15% bonus shares, BrainBox welcome kit (Includes a shirt, glasses, brain box journal, and meditation mask) 1 on 1 30 minute Zoom video call with the CEO, 2 x 99% discounts on a treatment package for you or a loved one, and 1x free in-office session.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Better U, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $5.21 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $521. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Better U, Inc. (or the "Company") is a managed services organization and holistic wellness company that is focused on improving mental and physical well-being through innovative telehealth services. Our core offerings include managed services for healthcare clinicians that provide at-home psychedelic ketamine therapy, weight loss programs, longevity therapies, and talk therapy/life coaching. By providing a comprehensive approach to managed services for healthcare clinicians, Better U helps ensure that clinical patients receive personalized and effective treatments in the comfort of their homes. Our guiding mission is to empower individuals to achieve optimal health by addressing both their mental and physical needs, promoting overall well being, and ensuring long-term health benefits.

Business Model

Better U operates a telehealth platform that is the basis for a range of clinical wellness services, including at-home ketamine therapy, which has shown significant promise in treating depression, anxiety, PTSD, and other mental health conditions. Our business model is to provide the platform and managed services for clinicians to deliver personalized treatment plans for patients, followed by home delivery of the necessary materials via our proprietary "Brain Box." Our platform allows clinicians to also offer a variety of additional services for patients such as weight loss therapy, longevity programs, and life coaching, creating multiple clinical revenue streams while addressing a wide spectrum of health needs.

Intellectual Property

Better U's intellectual property portfolio includes a proprietary platform for clinicians to deliver proven treatment protocols and methods related to at-home psychedelic therapy and the integration of these therapies with traditional talk therapy and life coaching. We also have developed a unique delivery system - the Brain Box - that provides patients with virtually everything they need to complete their treatments safely and effectively at home. Our platform includes an AI-driven component that allows clinicians to personalize patient treatment plans and manage patient progress, which we believe further distinguishes our managed services from those of our competitors.

Corporate Structure

Better U, Inc. was initially organized as Better U LLC, a Nevada limited liability company on June 8, 2021, and converted to a Delaware corporation on January 1st, 2024.

Competitors and Industry

Competitors

Better U operates in a competitive landscape that includes companies such as Mindbloom, Joyous, and Hims. What differentiates us is our holistic approach to mental and physical health, combining cutting-edge psychedelic therapies with traditional talk therapy and lifestyle coaching. Unlike competitors that focus solely on mental health, Better U offers a comprehensive service that addresses both mental and physical well-being, designed to provide a more integrated and effective treatment experience.

Industry

The mental health and wellness industry is rapidly evolving, particularly with the growing acceptance and use of psychedelic therapies. The global market for antidepressants is experiencing significant growth, driven by the increasing prevalence of mental health disorders such as depression and anxiety, rising awareness about mental health, and advancements in treatment options. Here are some key statistics and trends regarding the current market value and projections for antidepressants:

Current Market Size: As of 2023, the global antidepressant market was valued at approximately USD 18.5 billion to USD

19.92 billion.

Future Projections: The market is expected to grow substantially in the coming years. By 2031, it is projected to reach USD 30.50 billion1, while other estimates suggest it could reach USD 37.44 billion by 2032.

Growth Rate: The compound annual growth rate (CAGR) for the antidepressant market is estimated to be between 6.9% and 7.66% from 2024 onwards.

Regional Insights: North America holds the largest share of the antidepressant market, with a significant portion attributed to the United States due to its advanced healthcare infrastructure and high prevalence of mental health issues. Asia-Pacific is anticipated to be the fastest-growing region, driven by increasing awareness and healthcare improvements.

Market Drivers: Key factors contributing to market growth include the rising incidence of major depressive disorder (MDD), increased research and development efforts for new drug formulations, and government initiatives supporting mental health.. This expansion is driven by increasing awareness of mental health issues and the need for more effective treatment options, which we believe makes Better U well-positioned to capitalize on this growth through its innovative offerings.

Industry Growth: Use of Johnson & Johnson's Spravato, a depression treatment derived from Ketamine, has nearly doubled since the start of 2023. Monthly U.S. prescriptions for Spravato exceeded 46,000 this year, according to data tracker Iqvia, and J&J says more than 100,000 patients globally have taken it to date. Analysts expect the drug to surpass $1 billion in annual sales for the first time this year, and J&J said the yearly haul could eventually reach $5 billion.

Source: https://www.wsj.com/health/healthcare/johnson-and-johnson-spravato-ketamine-drug-4ec21364

Current Stage and Roadmap

Current Stage

Since its inception in 2021, Better U has emerged as a trailblazer in the mental health industry, revolutionizing the field of psychedelic therapy. With an initial investment of just $22,000 from its founders, Better U has been profitable since its first quarter of operation and is now generating over $750,000 in monthly revenue, showcasing a significant growth trajectory. Our innovative platform has successfully treated at-home ketamine therapy with integration and wraparound care to over 11,000 patients across 20 US states, significantly expanding access to legal psychedelic therapies. This groundbreaking approach has not only showcased the evidence-based benefits of these treatments to a diverse audience but also bridged the critical gap between traditional medicine and cutting-edge psychedelic-assisted therapies. By doing so, Better U has fostered a more holistic and transformative approach to mental health care, catalyzing a paradigm shift in how we address psychological well-being.

Better U was founded with the mission of saving lives by preventing suicide and treating suicidal ideation. Since its inception, the Company has expanded its focus to include the treatment of a wide range of mental health conditions, such as Major Depressive Disorder (MDD), Treatment-Resistant Depression, Bipolar, Postpartum Depression, Post-Traumatic Stress Disorder (PTSD), Anxiety Disorders, Obsessive-Compulsive Disorder (OCD), Chronic Pain (e.g., fibromyalgia, neuropathic pain), Social Anxiety Disorder, Substance Use Disorders (e.g., alcohol, opioid dependence), Chronic Migraines, (most recently) Obesity, and Sexual Dysfunction.

We feel our rapid growth and widespread impact demonstrate the increasing demand for innovative, accessible mental health solutions that transcend conventional methods. Notably, thousands of "treatment-resistant" patients have turned to Better U, seeking to break free from daily antidepressants/SSRI's. These patients often struggle with side effects from SSRI's, primarily weight gain and sexual side effects, which inspired us to expand our services. In response, we've successfully developed a weight loss division and sexual health programs, both of which have seen successful launches. These new offerings are part of our broader scope to diversify our services and help patients achieve better overall health and well being. As a bootstrapped and mission-driven company, Better U is aiming not just to transform mental health care; we think we're redefining it. Our rapid growth, expanding portfolio, and commitment to addressing the urgent demand for accessible, innovative mental health solutions that go beyond conventional methods underscore our dedication to this mission.

Future Roadmap

Better U is in the growth stage of its development, having already achieved significant traction with over 11,000 patients served by our providers, and monthly revenues exceeding $750,000. We are actively seeking additional funding to increase access to breakthrough treatments (insurance-covered), expand clinical offerings with additional treatment options from the trusted and established brands, and expand services from 20 states to 30 states, with the ultimate goal of establishing a nationwide presence within the next 24 months. Our recent successes include the launch of a clinical weight loss program in 9 states and longevity therapies in 20 states, reflecting the strong demand for our holistic wellness solutions.

Over the next few years, Better U aims to significantly expand the reach and impact of our providers. Our immediate goals include increasing our provider service coverage to 30 states, enhancing our clinical and leadership teams, and integrating AI into our talk therapy programs. Additionally, we plan to develop next-generation brick-and-mortar treatment centers,

expand our product offerings to include personalized supplements, and establish corporate partnerships. Our long-term vision is to become a household name in holistic and telehealth services, providing innovative solutions that address the root causes of mental and physical health issues.

The Team

Officers and Directors

Name: Derek Du Chesne

Derek Du Chesne's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, CFO, Secretary, Board Member
  Dates of Service: June, 2021 - Present
  Responsibilities: Derek is the founder and CEO of the company, overseeing all aspects. He receives annual compensation of $150,000 and owns 92.46% of the company's voting power.

Other business experience in the past three years:

- Employer: Healing VC LLC
  Title: Founder
  Dates of Service: June, 2023 - Present
  Responsibilities: Founder of a digital marketing company specializing in CRM development and AI implementation consulting. He spends 3-4 hours per week working in this role.

Name: Kyle Johnson

Kyle Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President of Operations, Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: Kyle oversees all aspects of operations and growth initiatives. He receives annual compensation of $120,000 and owns 7.54% of the company's voting power.

Other business experience in the past three years:

- Employer: Patient Care Clinic
  Title: President
  Dates of Service: December, 2015 - January, 2022
  Responsibilities: The Patient Care Clinic (PCC) focuses on improving the quality of life for individuals suffering from pain, autoimmune diseases, cancer, and other serious illness by providing Hemp CBD education and personalized patient management. Our goal is to teach clients how to use the hemp plant as medicine to achieve optimum symptom relief so clients can live their best life. The PCC can work with your healthcare provider to complement your treatment, optimizing symptom management and treatment outcomes.

Other business experience in the past three years:

- Employer: CBD Medical Supply
  Title: President
  Dates of Service: January, 2019 - January, 2022
  Responsibilities: Kyle created brand image, mission, marketing material, website content, educational videos, and product development. He also built and maintained key trust relationships with physicians to recommend CBD Medical Supply as the leader in medicinal hemp health and wellness. Finally, Kyle managed sales relationships with distribution, dispensaries and medical offices.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These

include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset

remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or

for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design,

development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ketamine Regulatory Risk
Our business involves providing ketamine therapy, which is subject to significant regulation at the federal, state, and local levels. The legal and regulatory landscape for ketamine therapy is complex and evolving, particularly given its classification as a Schedule III controlled substance under the Controlled Substances Act. Changes in laws, regulations, or interpretations by governing bodies could impact our ability to operate, restrict our services, or increase our compliance costs. Additionally, any adverse regulatory actions, such as the revocation of licenses or the imposition of fines, could materially affect our business operations, financial condition, and results of operations. There is also the risk of legal liability arising from the administration of ketamine therapy, which could result in significant litigation expenses or judgments against us, impacting our reputation and financial stability.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Derek Du Chesne	5,000,000	Class A Common Stock	92.46%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 237,042 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 7,500,000 with a total of 5,408,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class B Common Stock are identical with those of the Class A Common Stock other than in respect of voting rights.

Voting. Holders of the Class A Common Stock shall possess exclusively all voting power, and each holder of Class A Common Stock shall have one vote in respect of each share held by him of record on the books of the Company for the election of directors and on all matters submitted to a vote of shareholders of the Company.

Class B Common Stock

The amount of security authorized is 2,500,000 with a total of 345,190 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class B Common Stock are identical with those of the Class A Common Stock other than in respect of voting rights.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Marketing
  Date: January 01, 2024
  Offering exemption relied upon: Rule 701

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 204,000
  Use of proceeds: Marketing
  Date: January 01, 2024
  Offering exemption relied upon: Rule 701

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $20.40
  Number of Securities Sold: 204,000
  Use of proceeds: Marketing
  Date: February 01, 2024
  Offering exemption relied upon: Rule 701

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $34.52
  Number of Securities Sold: 345,190
  Use of proceeds: Marketing
  Date: February 01, 2024
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $1,700,344 compared to $4,304,019 in fiscal year 2023.

In February of 2023, we expanded from 10 states to 16 states then in November 2023 from 16 to 20 states and we increased

marketing/advertising spend in 2023.

Cost of Sales

Cost of Sales for fiscal year 2022 was $410,534 compared to $304,700 in fiscal year 2023.

Economies of scale: As we expanded states' reach, the cost to acquire customers decreased. In 2023 we also started to source our hardware and "BrainBoxes" in Asia to reduce costs. Bulk pricing from pharmacy partners and we developed our own software to increase productivity/workflow for our internal operations.

Gross Margins

Gross margins for fiscal year 2022 were $1,121,200 compared to $3,999,319 in fiscal year 2023.

The demand for telemedicine has grown significantly due to its convenience and accessibility along with the overall public education about ketamine therapy as an effective treatment. This increased demand allows our business to serve more patients without a proportional increase in costs, thus improving gross margins. Technological Advancements: Innovations in our app, such as AI integration, allowing wearable devices for improved tracking, and improving the patient experience, enhance service delivery efficiency and reduce operational costs while improving retention. These advancements have led to higher gross margins as they allow for more efficient patient management and reduce the need for physical infrastructure.

Expenses

Expenses for fiscal year 2022 were $1,186,505 compared to $3,583,103 in fiscal year 2023.

To expand our market presence, we increased marketing efforts to attract new patients through digital marketing campaigns, media buying, advertising, partnerships with healthcare providers, and community outreach programs. Our geographic expansion into new states and regions involves costs, including regulatory compliance, licensing fees, and establishing local partnerships. Each state presents different regulations for telemedicine and ketamine administration, necessitating legal and administrative adjustments. As we grew, we hired more staff, including clinicians, administrative personnel, and support staff, which became essential. Additionally, ongoing training is crucial to ensure our team remains up-to-date with the latest protocols and safety standards. Investing in technology infrastructure is vital to support our telemedicine services. This includes our secure telehealth platform, app development, electronic health records system, and robust data security measures to protect patient information. Furthermore, staying competitive requires investment in research and development to improve treatment protocols or explore new therapeutic applications of ketamine therapy (for example expanding from treating mental health issues to physical health like migraines, arthritis, neuropathic pain, menstrual cramps, etc.) These factors collectively contribute to our rising expenses as we scale and adapt to industry demands.

Historical results and cash flows:

Better U is currently in the growth stage and is profitable. We believe that our historical cash flows may not accurately reflect the revenue and cash flows we anticipate in the future. This is due to several strategic advancements, including building a trusted brand, expanding our service offerings, and reducing customer acquisition costs. Historically, our cash flow was primarily generated through sales/acquiring new clients. However, our goal is to expand into 30 states, covering 90% of the U.S. population, with additional services designed to better serve our patients and reduce costs.

Ketamine therapy, our initial core offering, largely depends on acquiring new business, which necessitates substantial marketing expenditure. Given its high efficacy rate—with over 85% in improving symptoms for certain mental health issues —it is an invaluable service. In addition, we are expanding our services to include weekly talk therapy, weight loss programs, and sexual health programs. These offerings not only cater to the same patient demographic but also enhance patient retention and improve their overall well-being. These strategic initiatives are expected to significantly influence our future financial performance, differentiating it from past trends.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2024, the Company has $422k cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. However, these funds are critical to continuing our growth journey, capturing market share, and accomplishing future benchmarks/goals. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 33% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to continue to grow our already profitable business.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate that we will be able to sustain and further grow our already profitable business. While the expansion of operating expenses will increase our costs, we do not expect it to impact our long-term trajectory. Our monthly expenses, calculated from existing figures, will encompass advertising, structured primary staffing costs, credentialing our providers, reducing reliance on third-party technology by bringing more technology in-house, and obtaining credentialing for insurance coverage to expand access to more individuals.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a business line of credit from Bank of America (6% annual interest rate, $400,000 LOC and a $350,000 SBA Loan - 9 years, also 6%.)

Indebtedness

- Creditor: Rent Expense
  Amount Owed: $140,000.00
  Interest Rate: 0.0%
  The Company has an operating lease for business premises, The Company's leases have terms maturing through 2025. Monthly payments are $7,000 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term. The weighted average discount rate for operating leases as of December 31, 2023 and 2022 was 10%.

- Creditor: Metamorphosis LLC
  Amount Owed: $488,920.00
  Interest Rate: 0.0%
  Maturity Date: December 05, 2024
  On September 6, 2024, the Company entered into an Advisor Agreement pursuant to which the Company must pay $488,920 for medical advisory services rendered to the Company.

Related Party Transactions

- Name of Person: Derek Du Chesne
  Relationship to Company: CEO, Director, Founder, Shareholder
  Nature / amount of interest in the transaction: Derek has a vested interest in the success of Better U.
  Material Terms: On January 31, 2023, the Company entered into a promissory note agreement with its CEO and founder, Derek Du Chesne, for $233,217. Under this agreement, Derek Du Chesne agrees to repay the full amount within ten years, with the final payment due one day before the ten-year mark. The promissory note carries an annual interest rate of 3.84%. As of December 31, 2023, the outstanding balance of the note, including accrued interest, is $249,190 and classified under Long Term Receivable from Related Parties.

Valuation

Pre-Money Valuation: $29,974,119.90

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or has been issued; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares; and (iii) no shares are reserved for issuance under a stock plan.

The total number of shares outstanding on a fully diluted basis (5,753,190 shares) includes 5,408,000 Class A Common Stock shares issued and 345,190 Class B Common Stock issued.

Use of Proceeds

If we raise the Target Offering Amount of $123,998.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  8.0%
  We will use 8% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  8.0%
  We will use 8% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc. Wages to be commensurate with training, experience and position.

- Working Capital
  26.5%
  We will use 26.5% of the funds for working capital to cover expenses for the Opex additional states and services expansion, etc. as well as ongoing day-to-day operations of the Company.

- Marketing
  40.0%
  We will use a total of 40% of the funds for marketing and sales materials as well ad space in traditional and digital marketing programs. We intend to use 10% to market the Reg CF raise itself.

If we raise the over allotment amount of $1,234,988.82, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  10.0%
  We will use 10% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc. Wages to be commensurate with training, experience and position.

- Working Capital
  30.0%
  We will use 30% of the funds for working capital to cover expenses for the Opex additional states and services expansion, etc. as well as ongoing day-to-day operations of the Company.

- Marketing
  43.5%
  We will use a total of 43.5% of the funds for marketing and sales materials as well ad space in traditional and digital marketing programs. We intend to use 10% to market the Reg CF raise itself.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://betterucare.com/ (https://betterucare.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/betteru

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Better U, Inc.

[See attached]

BETTER U LLC

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Better U LLC
Los Angeles, California

We have reviewed the accompanying financial statements of Better U LLC (the "Company,"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of members' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

August 13, 2024
Los Angeles, California

BETTER U LLC
BALANCE SHEETS
(UNAUDITED)

As of December 31,		**2023**		**2022**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	122,268	$	217,155
Accounts Receivable, net		213,848		-
Prepaids and Other Current Assets		50,653		-
Total Current Assets		**386,769**		**217,155**
Property and Equipment, net		19,885		1,122
Right-of-Use Asset		129,535		-
Long Term Receivable from Related Parties		249,190		-
Security Deposit		14,000		-
Total Assets	**$**	**799,379**	**$**	**218,277**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	36,671	$	95,377
Credit Cards		37,490		4,425
Lease Liability - Current Portion		75,128		-
Other Current Liabilities		158,520		-
Total Current Liabilities		**307,809**		**99,802**
Lease Liability		54,407		-
Total Liabilities		**362,216**		**99,802**
MEMBERS' EQUITY				
Members' Equity		437,163		118,475
Total Members' Equity		**437,163**		**118,475**
Total Liabilities and Members' Equity	**$**	**799,379**	**$**	**218,277**

See accompanying notes to financial statements.

BETTER U LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 4,304,019	$ 1,700,344
Cost of Goods Sold	304,700	410,534
Gross Profit	**3,999,319**	**1,289,810**
Operating Expenses		
General and Administrative	1,620,596	877,066
Selling and Marketing	1,962,507	309,439
Total Operating Expenses	**3,583,103**	**1,186,505**
Net Operating Income	**416,216**	**103,305**
Interest Expense	5,839	-
Other Income	(11,131)	(110)
Income Before Provision For Income Taxes	**421,508**	**103,415**
Provision/(benefit) for income taxes	91,740	-
Net Income	**$ 329,768**	**$ 103,415**

See accompanying notes to financial statements.

(USD $ in Dollars)	Members' Equity
Balance—December 31, 2021	$ 39,637
Capital Distribution	(24,577)
Net Income	103,415
Balance—December 31, 2022	$ 118,475
Profit allocated for distribution	(11,080)
Net Income	329,768
Balance—December 31, 2023	$ 437,163

See accompanying notes to financial statements.

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	329,768	$	103,415
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation of Property		3,967		280
Changes in Operating Assets and Liabilities:				
Accounts Receivable, net		(213,848)		-
Prepaids and Other Current Assets		(50,653)		-
Accounts Payable		(58,706)		95,377
Credit Cards		33,065		(46)
Other Current Liabilities		147,440		-
Security Deposit		(14,000)		-
Accrued Interest Income		(11,132)		-
Net Cash Provided By Operating Activities		**165,901**		**199,026**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(22,730)		(1,402)
Long Term Receivable from Related Parties		(238,058)		
Net Cash Used In Investing Activities		**(260,788)**		**(1,402)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		-		(24,577)
Net Cash Used In Financing Activities		**-**		**(24,577)**
Change In Cash & Cash Equivalents		**(94,887)**		**173,047**
Cash & Cash Equivalents—Beginning Of Year		217,155		44,108
Cash & Cash Equivalents—End Of Year	$	**122,268**	$	**217,155**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	5,839	$	-
Cash Paid During The Year For Income Taxes	$	91,740	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATION

Better U LLC was formed on June 8, 2021, in the state of Nevada. The financial statements of Better U LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Managed services organization for telemedicine for mental and physical health services (ketamine therapy, weight loss treatments, talk therapy, longevity therapies, sexual health, etc.). Better U provides marketing, legal, accounting, staffing, and fully managed services for Better U Clinical, PC's. (Doctor-owned organizations that provide healthcare services, primarily ketamine therapy, weight loss, talk therapy, and sexual health treatments).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net

investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer/Telecom Equipment	5 years
Furnishings & Fixtures	5 years
Leasehold Improvements	7 years

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- In-store Sales: Revenue is recognized at a point in time when the customer takes possession of the goods.
- Online Sales: Revenue is recognized at a point in time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at a point in time when the goods are shipped or delivered to the wholesale customer.

Cost of Sales

Cost of sales includes the cost of goods sold, outsourced service providers, supplies, and materials.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $1,962,507 and $309,439, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 13, 2024, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2023	2022
Prepaid Expenses	$ 49,273	$ -
Tax Receivable	1,380	-
Total Prepaids and Other Current Assets	$ 50,653	$ -

Other current liabilities consist of the following:

As of December 31,	2023	2022
Accrued Expenses	$ 117,233	$ -
Other Liabilities	11,080	-
Tax Liability	30,207	-
Total Other Current Liabilities	$ 158,520	$ -

Long Term Receivable from Related Parties consist of the following:

As of December 31,	2023	2022
Promissory Note issued by Derek Du Chesne	$ 238,058	$ -
Accrued Interest	11,132	-
Total Long Term Receivable from Related Parties	$ 249,190	$ -

4.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Computer/Telecom Equipment	$ 4,263	$ 1,402
Furnishings & Fixtures	4,824	-
Leasehold Improvements	15,045	-
Property and Equipment, at cost	24,132	1,402
Accumulated Depreciation	(4,247)	(280)
Property and Equipment, net	$ 19,885	$ 1,122

Depreciation expenses for the years ended December 31, 2023, and 2022 were $3,967 and $280, respectively.

5. LEASES

The Company has an operating lease for business premises, The Company's leases have terms maturing through 2025. Monthly payments are $7,000 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2023 and 2022 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2023, are as follows:

As of December 31,	2023
2024	$ 84,000
2025	56,000
2026	-
2027	-
Thereafter	
Present Value Discount	-
Total	$ **140,000**

6. EQUITY AND CAPITALIZATION

The ownership percentages of the members as of December 31, 2023 are as follows:

Member's name	Ownership percentage
Derek Du Chesne	96.1%
Kyle Johnson	3.9%
TOTAL	**100.0%**

7. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to various local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. RELATED PARTY TRANSACTIONS

On January 31, 2023, the Company entered into a promissory note agreement with its CEO and founder, Derek Du Chesne, for $233,217. Under this agreement, Derek Du Chesne agrees to repay the full amount within ten years, with the final payment due one day before the ten-year mark. The promissory note carries an annual

interest rate of 3.84%. As of December 31, 2023, the outstanding balance of the note, including accrued interest, is $249,190 and classified under Long Term Receivable from Related Parties.

9.   SUBSEQUENT EVENTS

On January 1, 2024, the Company transitioned from an LLC to a Delaware Corporation. It is authorized to issue up to 10,000,000 shares of common stock, of which 5,204,000 shares had been issued and were outstanding as of August 11, 2024.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Better U is pending StartEngine Approval.

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GET A PIECE OF BETTER U

Your Path to Better Health

Better U provides innovative, science-backed treatments for a variety of mental and physical health struggles. Our holistic approach integrates ketamine-assisted therapy, talk therapy, clinical weight loss, sexual health, and functional medicine, along with other advanced treatments designed to support lasting improvement.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



better
better
Revolutionizing Mental Health

OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

Get Equity
$5.21 Per Share

MIN INVEST	VALUATION
$244.87	$29.97M

REASONS TO INVEST



Better U is a profitable, mission-driven organization bootstrapped from $22,000 to $700,000 in monthly revenue in under 3 years. Over 89% of clients report significant symptom relief within one month.*

 One in five U.S. adults face mental health issues, yet 57% receive no treatment, highlighting critical gaps in access and care. Current approaches are failing to meet this growing need for holistic mental care.

 Better U delivers holistic well-being, offering psychedelic therapy, talk therapy, chronic pain care, weight management, sexual health, and longevity treatments. Rated #1 Ketamine Therapy Company for Mental Health.**

*Based on a randomized internal study of over 900 patients. Past profitability does not guarantee future financial performance, and there is no assurance that the company will remain profitable.

**Rating by TopConsumerReviews.com

TEAM




Derek Du Chesne • Founder/CEO

After life-saving ketamine therapy in 2019, Derek Du Chesne founded Better U to make psychedelic therapy accessible. A former cannabis sector leader with over $100M in sales (2018–2020), he excels in marketing and growth strategies and is committed to enhancing mental health care for all.

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Zaid Fadul, MD, FS, FAAFP • Medical Director

As a dual board-certified physician licensed in all 50 states, Dr. Fadul brings a unique blend of expertise spanning Family Medicine, Occupational Health, Addiction Medicine. His extensive work as a Flight Surgeon with the Air Force and training from institutions such as Harvard and Georgetown, combined with his multifaceted background allows him to approach healthcare challenges from various angles, driving innovation in both traditional and cutting-edge medical practices.

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Kyle Johnson • VP Operations



Kyle, a functional medicine practitioner and plant-based medicine enthusiast, became a psychedelic advocate in 2019. He founded Trokie and the Patient Care Clinic to promote treating root causes through alternative medicine. Now at Better U, he leads a team changing perceptions of mental health and psychedelic therapy.

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Dr. Rafid Fadul • Advisory Board



Triple board-certified, Dr. Rafid Fadul is a leader in digital health, improving patient care through telemedicine and technology. His entrepreneurial spirit and clinical expertise have made him a key figure in health tech innovation.

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Hannah Gantt • Director of Integration



Director of Integration at Better U, psychotherapist Hannah Gantt holds a master's in Clinical Mental Health Counseling. She has worked with clients facing issues from acute stress to complex trauma. Using modalities like mindfulness, EMDR, and CBT, she integrates these into psychedelic therapy for holistic healing.

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Jon Avidor, Esq. • Advisory Board



Founder of Stiiizy and Shryne Group, Jon is a cannabis industry leader. Avidor has also co-founded World Trade Ventures and Startup.Law, showing his knack for scaling startups and innovating across venture capital and law.

Read Less



Megan Hawkins • Head of Client Experience



Megan leverages her customer relations experience and integration skills at Better U to compassionately guide clients on their mental health journeys. Having overcome PTSD, depression, anxiety, and chronic pain, she is passionate about helping others heal. She provides customized support programs tailored to improve clients' quality of life.

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Revolutionizing Care: A New Era for Mental Health

The U.S. health epidemic requires a fundamental shift in how care is delivered, and Better U is dedicated to supporting this transformation in healthcare. We've built a comprehensive, accessible solution through a robust infrastructure, including a nationwide network of licensed clinicians and accredited coaches, providing on-demand therapeutic guidance. Better U is striving to reshape mental healthcare by addressing key challenges in the mental health landscape through a holistic and patient-centered approach. Our platform combines advanced therapies, such as psychedelic-assisted therapy, with wraparound care and integration coaching, designed to support individuals in their journey toward enhanced well-being.



A Brief History
of Mental Health Treatments

1934	1952	1987
Lobotomy	Monoamine Oxidase Inhibitors	SSRIs & SNRIs

Today	2019
better Ketamine Assisted Therapy	FDA Approves Esketamine

Founded in 2021, Better U began with a mission to prevent suicide and treat individuals facing major depressive disorder and suicidal ideation. Since then, we have grown into a provider serving individuals with conditions such as treatment-resistant depression, anxiety, PTSD, and OCD. Recognizing the intricate link between mental and physical health, we have expanded our services to address crucial areas of wellness, including obesity, chronic pain, and sexual dysfunction. Our holistic approach is designed to provide comprehensive care for both mental and physical well-being. Our commitment to healthcare innovation enables us to expand access to impactful programs, supporting individuals in their journey toward a healthier and more fulfilling future.



Client Journey
Your First 8 Sessions
better
Step 1
Free Consultation
Step 2
Clinical Evaluation
Step 3
Medication Shipped to Your Door
Step 4
Dose Acclimation
Step 5
Transformational Experience + Integration
Step 6
Continue care into other service lines

THE PROBLEM & OUR SOLUTION

The Answer to The Mental Health Epidemic

The Problem

America's Mental **Health Crisis**

$16,000,000,000
Projected global cost to society from mental health problems by 2030

57,800,000
US adults experienced mental illness in 2021

21.1%
of homeless people in US have a serious mental health condition

25%
of adults aged 18-24 have reported considering suicide in the past month

Source | Source

The mental health landscape is evolving, and there is a growing need for innovative approaches to address the complexities of mental health challenges. Traditional approaches, rooted in outdated methodologies, often fall short of addressing the complexities of mental health challenges. Patients are left grappling with persistent symptoms, debilitating side effects, and a lack of holistic care. Despite the crisis, the current approach to mental healthcare is failing. Millions go untreated, while common medications like antidepressants and anti-anxiety drugs often prove ineffective and can have harmful side effects.

Better U offers personalized therapeutic support designed to help patients reshape thought patterns and build healthier habits. By integrating mental and physical wellness therapies, Better U offers a comprehensive approach aimed at addressing underlying factors of health issues, rather than solely managing symptoms.

Proven Results

Better U patients experience rapid symptom relief, **often within hours**

11,000+	100,000+
Patients	Sessions Delivered

<1%	89%
Adverse Side Effects	Report Significant Improvements

This comprehensive approach is designed to support well-rounded care, aiming to promote both immediate relief and long-term health benefits. Our mission is to help shift mental healthcare from a reactive model focused on symptom management to a proactive approach that aims to address root causes. We believe in the human spirit's power to heal and grow. Better U is committed to providing the tools and support needed to unlock that potential.





better
psychedelic therapy

Traditional Antidepressants		Better U Ketamine Therapy
✗	Not a daily pill	✓
✗	See results in hours, not months	✓
✗	Integration & wraparound care	✓
✗	Addresses the root cause	✓

















THE MARKET & OUR TRACTION

Mental Healthcare Evolves: Psychedelic Therapies Offer Hope



Revenue
in the last 12 months
(Nov. 2023 - Oct. 2024)
$5.9M+

Bootstrapped
founders' funding
$22K

100K+ **Sessions** delivered

$700K **Monthly** revenue

21 **States** served

The last two decades have seen a surge in research on psychedelic therapies, establishing them as potentially safe and fast-acting treatments for treatment-resistant mental health conditions[1]. This modern research highlights a shift in focus from traditional methods to those addressing neurocircuitry, neurogenesis, and neuroplasticity, potentially leading to more effective therapies[2]. Psychedelic therapies, including ketamine, may offer patients the opportunity to alter thought patterns associated with trauma, supporting new responses to daily stimuli and mental triggers, potentially leading to an improved quality of life[3].

Better U is committed to advancing psychedelic and holistic therapies as an alternative option for patients. Our target market comprises U.S. patients grappling with depression, anxiety, PTSD, chronic pain, and other mental health challenges. This market presents a substantial opportunity as the combined market value for anti-anxiety and antidepressant medications is approximately $11.1 billion, underscoring the significant demand for alternative treatment options. Furthermore, the anxiety disorders treatment market is projected to expand from $11.59 billion in 2024 to $15.90 billion by 2032, reflecting a compound annual growth rate of 3.6%. This growth is fueled by increasing mental health awareness and the pursuit of effective solutions.

Better U has rapidly scaled its operations, achieving over $5.9 million in the past 12 months (Nov. 2023 - Oct. 2024) and serving more than 12,000 patients in under three years. Remarkably, this growth was entirely bootstrapped, starting with only $22,000 in founders' funds and becoming profitable within the first quarter of launch. Our treatment model has supported positive patient outcomes, with 89% of surveyed patients reporting notable symptom relief. This rapid expansion is further reflected in our monthly revenue exceeding $700,000, supporting our ongoing growth in the mental health sector.



Past performance is not a guarantee of future success.

WHY INVEST

Better U. Better Together.

Invest in Next-Gen
Wellness Company



With a strong foundation and a clear vision for growth, Better U has developed its brand, infrastructure, on-demand therapeutic guidance, and scalable provider network to support advancements in mental healthcare and psychedelic medicine.

Join us in building a healthier future.

Invest in Better U and be part of a movement that is transforming lives—Better Together.

ABOUT

HEADQUARTERS

**8921 Sunset Blvd
West Hollywood, CA 90069**

WEBSITE

View Site ↗

Better U provides innovative, science-backed treatments for a variety of mental and physical health struggles. Our holistic approach integrates ketamine-assisted therapy, talk therapy, clinical weight loss, sexual health, and functional medicine, along with other advanced treatments designed to support lasting improvement.

TERMS

Better U

Overview

PRICE PER SHARE

$5.21

VALUATION

$29.97M

DEADLINE ⓘ

Feb. 14, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ

$124k - $1.23M

Breakdown

MIN INVESTMENT ⓘ

$244.87

OFFERING TYPE

Equity

MAX INVESTMENT ⓘ

$1,234,988.82

SHARES OFFERED

Class B Common Stock

MIN NUMBER OF SHARES OFFERED

23,800

MAX NUMBER OF SHARES OFFERED

237,042

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$799,379	$218,277
Cash & Cash Equivalents	$122,268	$217,155
Accounts Receivable	$213,848	$0
Short-Term Debt	$307,809	$99,802
Long-Term Debt	$54,407	$0
Revenue & Sales	$4,304,019	$1,700,344
Costs of Goods Sold	$304,700	$410,534
Taxes Paid	$91,740	$0
Net Income	$329,768	$103,415

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed

upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

All current Better U clients and VIP invited guests are eligible for 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 72 hours and receive 5% bonus shares

Early Bird 2: Invest $25,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 3: Invest $50,000+ within the first 2 weeks and receive 20% bonus shares

Flash Perk 1: Invest $1,000+ between Day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $10,000+ between Day 60 - 65 and receive 7% bonus shares

Amount-Based Perks

Copper: Invest $1,000+ and receive 2% bonus shares, a group investor call with the executive management team, and a BrainBox welcome kit (Includes a shirt, glasses, brain box journal, and meditation mask).

Bronze: Invest $5,000+ and receive 5% bonus shares, BrainBox welcome kit (includes a shirt, glasses, brain box journal, and meditation mask), a group investor call with the executive management team, and a 20% discount on a treatment package for you or a loved one.

Silver: Invest $10,000+ and receive 10% bonus shares, BrainBox welcome kit (includes a shirt, glasses, brain box journal, and meditation mask) 1 on 1 30 minute Zoom video call with the CEO, and a 50% discount on a treatment package for you or a loved one.

Gold: Invest $20,000+ and receive 12% bonus shares, BrainBox welcome kit (Includes a shirt, glasses, brain box journal, and meditation mask) 1 on 1 30 minute Zoom video call with the CEO, and a 99% discount on a treatment package for you or a loved one.

Platinum: Invest $50,000+ and receive 15% bonus shares, BrainBox welcome kit (Includes a shirt, glasses, brain box journal, and meditation mask) 1 on 1 30 minute Zoom video call with the CEO, 2 x 99% discounts on a treatment package for you or a loved one, and 1x free in-office session.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Better U, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $5.21 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $521. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

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HOW INVESTING WORKS

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Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?



Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Derek: I felt like I was drowning and everybody else around me was breathing. I knew people that passed from suicide growing up, but I never thought it would affect me. A friend of mine came over and said that I'm going to take you somewhere and it's going to help you. And he told me, "ketamine therapy". I went from hanging on by a thread to the single most profound experience in my life.

Zaid: Mental wellness is a journey, not a destination. In recent years, our understanding of the brain has evolved exponentially. Yet the way we approach mental health hasn't changed in over a century, based on "diagnose the illness and treat the symptom". That approach is designed to mask symptoms and not to help us actually move forward. There is a massive mental health epidemic in America. One in five people have experienced different types of mental health struggles, less than half receive treatment usually consisting of traditional antidepressants. While these medications have a role to play, many patients shy away from these treatments, due to their life-altering side effects. For years, we have successfully utilized ketamine therapy and other proven modalities to help you unlock your inner potential and become the best version of yourself.

Derek: We built this to be as accessible, as effective as we know how. We're still learning everyday, but we're helping a lot of people, and I'm really proud of the work that we do.

Zaid: We focus on improving brain function, increasing neuroplasticity and neurogenesis for sustained improvement. Our team prioritizes wraparound care and support for our patients to help retrain your brain and submit healthier thought patterns and habits.

Derek: Ketamine therapy is to psychiatry what the microscope was to biology, it's that big of a breakthrough. Since our launch, we've treated over 11,000 patients and delivered over 100,000 sessions across 20 states. We began with a humble $22,000 in founder funding, and have skyrocketed to over $700,000 in monthly revenue, completely bootstrapped. A significant amount of our clients before coming to us were prescribed antidepressants. The number one and number two side-effects from antidepressants are weight gain, and sexual dysfunction. That led us to developing clinical weight loss and sexual health programs, in addition to longevity treatments. These programs not only give us the ability to better service our clients, but also the ability to tap into high-growth, and underserved markets. Mental health care is shifting, and our holistic approach positions us to lead. In 2025, we plan on taking this from 20 states to across 35 states, covering 90% of the united states population. and also, expand our services to insurance-covered talk therapy, filling a major void in the market. This is your chance to invest in a purpose-driven, fast-growing, and profitable organization at the forefront of mental healthcare. Better U has built the brand, on-demand therapeutic guidance, scalable provider network and infrastructure for the forthcoming mental healthcare and psychedelic medicine revolution. Join us to be the light— because together, we can change the world.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.